                                            Filed pursuant to Rule 424(b)(3)
                                            Reg. No. 33-99736-01
                                            Reg. No. 333-3526-01

                             SUBJECT TO COMPLETION

            PRELIMINARY PROSPECTUS SUPPLEMENT DATED OCTOBER 16, 1997

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 12, 1997)
                                  $75,000,000

                     TANGER PROPERTIES LIMITED PARTNERSHIP

                                   % NOTES DUE 200
       UNCONDITIONALLY GUARANTEED BY TANGER FACTORY OUTLET CENTERS, INC.

                             ---------------------

    The   % Notes due 200 (the "Notes") offered hereby (the "Offering") will be issued by Tanger Properties Limited Partnership, a North Carolina limited partnership (the "Operating Partnership"), in an aggregate principal amount of
$75,000,000. The Notes will mature on October   , 200 and may not be redeemed by
the Operating Partnership prior to maturity. The Notes will not be subject to any sinking fund. Interest on the Notes will be payable semi-annually in arrears
on each October   and April   , commencing April   , 1998. See "Description of
the Notes."

    Tanger Factory Outlet Centers, Inc. (the "Company") will fully, unconditionally and irrevocably guarantee the due and punctual payment of principal of, and interest on, the Notes, when and as the same shall become due and payable, whether at maturity, by declaration of acceleration or otherwise.

    The Notes will be represented by a single fully registered global note in book-entry form without coupons (the "Global Note") and will be registered in the name of the nominee of The Depository Trust Company ("DTC"). Beneficial interests in the Global Note will be shown on, and transfers thereof will be effected only through, records maintained by DTC (with respect to beneficial interests of participants) or by participants or persons that hold interests through participants (with respect to beneficial interests of beneficial owners). Owners of beneficial interests in the Global Note will be entitled to physical delivery of Notes in certificated form equal in principal amount to their respective beneficial interests only under the limited circumstances described under "Description of the Notes - Book-Entry System." Settlement for the Notes will be made in immediately available funds, and secondary market trading activity in the Notes will also settle in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Operating Partnership in immediately available funds. See "Description of the Notes - Same-Day Settlement and Payment."

    SEE "RISK FACTORS" ON PAGE 4 IN THE ACCOMPANYING PROSPECTUS FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE NOTES.
                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                                                                                               PROCEEDS TO
                                                  PRICE TO             UNDERWRITING           THE OPERATING
                                                  PUBLIC(1)             DISCOUNT(2)          PARTNERSHIP(3)
Per Note..................................                      %                      %                      %
Total.....................................            $                      $                      $

(1) Plus accrued interest, if any, from October   , 1997.

(2) The Operating Partnership and the Company have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by the Operating Partnership estimated at
    $      .

                           --------------------------

    The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, to approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and reject orders in whole or in part. It is expected that delivery of the Notes will be made in book-entry-only form through
the facilities of DTC in New York, New York, on or about October   , 1997.

                           --------------------------

MERRILL LYNCH & CO.                                       NATIONSBANC MONTGOMERY
                               ------------------

          The date of this Prospectus Supplement is October   , 1997.

                                     [LOGO]

                                     [MAP]

    Certain persons participating in the Offering may engage in transactions that stabilize, maintain or otherwise affect the market price of the Notes offered hereby. Such transactions may include stabilizing and the purchase of Notes to cover short positions. For a description of these activities, see "Underwriting."

                         PROSPECTUS SUPPLEMENT SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION AND FINANCIAL INFORMATION APPEARING ELSEWHERE IN, OR INCORPORATED BY REFERENCE IN, THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. CERTAIN STATEMENTS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, INCLUDING, WITHOUT LIMITATION, STATEMENTS CONTAINING THE WORDS "BELIEVES," "ANTICIPATES," "EXPECTS," AND WORDS OF SIMILAR IMPORT, CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE OPERATING PARTNERSHIP, OR INDUSTRY RESULTS, TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS.

                           THE OPERATING PARTNERSHIP

    Tanger Properties Limited Partnership, a North Carolina limited partnership (the "Operating Partnership"), was, as of September 30, 1997, 73.9% (assuming conversion of all preferred partnership units) owned and managed by its sole general partner, Tanger Factory Outlet Centers, Inc. (the "Company"), a fully-integrated, self-administered and self-managed real estate investment trust ("REIT"). The Operating Partnership focuses exclusively on developing, acquiring, owning and operating factory outlet centers (the "Centers") and provides all development, leasing and management services for its Centers. The Operating Partnership believes that it is one of the largest owners and operators of factory outlet centers in the United States. Based on a recent Value Retail News survey of outlet tenants, the Operating Partnership owns Centers in five of the top 18 outlet markets, ranked by sales per square foot, in the United States. As of September 30, 1997, the Company owned and operated 30 Centers with a total gross leasable area ("GLA") of approximately 4.3 million square feet. These Centers were approximately 98% leased, contained over 1,025 stores and represented over 240 brand name companies as of such date.

    Stanley K. Tanger, the Company's Chairman and Chief Operating Officer, entered the factory outlet center business in 1981. From 1981 to June of 1993, the Tangers developed 17 Centers with a total GLA of approximately 1.5 million square feet. Since the Company completed its initial public offering ("IPO") in June 1993, the Operating Partnership has developed nine and acquired four Centers and, together with expansions of existing Centers, added approximately
2.8 million square feet of GLA to its portfolio.

    Management believes that factory outlet centers continue to present attractive opportunities for capital investment by the Operating Partnership, particularly with respect to strategic expansions of existing Centers. Because of the moderate land and construction costs relative to other retailing formats, factory outlet centers can often be developed or expanded relatively inexpensively. Management believes that under present conditions such development or expansion costs, coupled with current market lease rates, permit attractive investment returns. Management further believes, based upon its contacts with present and prospective tenants, that many tenants, including prospective tenants new to the factory outlet business, desire to open a number of new factory outlet stores in the next several years, particularly where there are successful factory outlet centers in which such tenants do not have a significant presence or where there are few factory outlet centers. Thus, the Operating Partnership believes that its commitment to developing, acquiring and expanding factory outlet centers is justified by the potential financial returns on such centers.

    The Operating Partnership's strategy is to increase revenues and cash flows through new developments, selective acquisitions and expansions of existing factory outlet centers while minimizing its operating expenses by designing low maintenance properties and achieving economies of scale. The Operating Partnership will seek to maintain high occupancy rates and increasing rental revenues with a tenant base of nationally recognized, name-brand tenants.

    The Operating Partnership's capital strategy is to maintain a strong and flexible financial position by (1) maintaining a low level of leverage, (ii) extending and sequencing debt maturity dates, (iii) managing its floating rate exposure, (iv) maintaining its liquidity and (v) reinvesting a significant portion of its cash flow by maintaining a low distribution payout ratio (defined as annual distributions as a percent of funds from operations ("FFO") for such year).

        OWNERSHIP STRUCTURE OF THE COMPANY AND THE OPERATING PARTNERSHIP
                           (AS OF SEPTEMBER 30, 1997)

                                    [CHART]

                                  THE OFFERING

    All capitalized terms used but not defined herein have the meanings provided in "Description of the Notes." For a more complete description of the terms of the Notes, see "Description of the Notes" herein and "Description of Debt Securities" in the accompanying Prospectus.

Securities Offered................  $75,000,000 aggregate principal amount of   % Notes due
                                    200 .

Maturity..........................  The Notes will mature on October   , 200 .

Redemption........................  The Notes will not be redeemable prior to maturity.

Interest Payment Dates............  Interest on the Notes will be payable semi-annually in
                                    arrears on each October   and April   , commencing April
                                      , 1998.

Ranking...........................  The Notes will rank pari passu with each other and with all other unsecured and unsubordinated indebtedness of
                                    the Operating Partnership. However, the Notes will be
                                    effectively subordinated to the prior claims of
                                    creditors under its mortgage notes and the secured
                                    Credit Facility (as defined). See "The Operating Part-
                                    nership--Capital Strategy" and "Capitalization."

Use of Proceeds...................  The Operating Partnership intends to use the net proceeds from the Offering to repay indebtedness
                                    presently outstanding under the Credit Facilities, which
                                    indebtedness was incurred principally to fund the cost
                                    of the Operating Partnership's development, expansion
                                    and acquisition activities, and for general corporate
                                    purposes. See "Recent Developments."

Certain Covenants.................  The Notes will contain certain covenants, including the following:

                                    LIMITATIONS ON INCURRENCE OF DEBT

                                    (1)  The Operating Partnership will not incur any Debt,
                                    if, after giving effect thereto, the aggregate principal
                                         amount of all outstanding Debt of the Operating
                                         Partnership is greater than 60% of the sum of (i)
                                         the Operating Partnership's Total Assets as of the
                                         end of the most recent calendar quarter and (ii)
                                         any increase in the Operating Partnership's Total
                                         Assets from the end of such calendar quarter (such
                                         increase together with the Operating Partnership's
                                         Total Assets is referred to as "Adjusted Total
                                         Assets").

                                    (2)  The Operating Partnership will not incur any
                                    Secured Debt if, after giving effect thereto, the
                                         aggregate amount of all outstanding Secured Debt of
                                         the Operating Partnership is greater than 40% of
                                         the Operating Partnership's Adjusted Total Assets.

                                    (3)  The Operating Partnership will not incur any Debt
                                    if the ratio of Consolidated Income Available for Debt
                                         Service for the four consecutive fiscal quarters
                                         most recently ended prior to the date of the
                                         incurrence of such Debt, on a pro forma basis,
                                         shall be less than 2.0 times the Annual Service
                                         Charge on all Debt outstanding immediately after
                                         the incurrence of such additional Debt.

                                    (4)  The Operating Partnership will not allow any
                                    Restricted Subsidiary to incur any Debt other than
                                         intercompany Debt.

                                    LIMITATIONS ON DISTRIBUTIONS

                                    The Operating Partnership will not make any distribution
                                    unless, immediately after giving pro forma effect to
                                    such distribution, (a) no default under the Indenture
                                    (as defined), or event of default under any mortgage,
                                    indenture or instrument under which there may be issued,
                                    or by which there may be secured or evidenced, any Debt
                                    of the Operating Partnership, the Company or any
                                    Subsidiary, shall have occurred and be continuing, (b)
                                    the Operating Partnership could incur at least $1.00 of
                                    Debt under the Indenture covenants limiting the
                                    incurrence of Debt and (c) the aggregate sum of all
                                    distributions shall not exceed the sum of (i) 95% of the
                                    aggregate cumulative Funds From Operations of the
                                    Operating Partnership accrued on a cumulative basis from
                                    the date of the Indenture until the end of the last
                                    fiscal quarter prior to the contemplated payment, and
                                    (ii) the aggregate Net Cash Proceeds received from the
                                    issuance and sale of Capital Stock after the date of the
                                    Indenture; provided, however, that the foregoing
                                    limitation shall not apply to any distribution which is
                                    necessary to maintain the Company's status as a REIT if
                                    the aggregate principal amount of all

                                    outstanding Debt of the Company and the Operating
                                    Partnership on a consolidated basis at such time is less
                                    than 60% of Adjusted Total Assets.

                                    For certain additional covenants, see "Description of
                                    the Notes--Certain Covenants" herein and "Description of
                                    Debt Securities--Certain Covenants" in the accompanying
                                    Prospectus.

               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

    CERTAIN STATEMENTS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, INCLUDING, WITHOUT LIMITATION, STATEMENTS CONTAINING THE WORDS "BELIEVES," "ANTICIPATES," "EXPECTS," AND WORDS OF SIMILAR IMPORT, CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE OPERATING PARTNERSHIP, OR INDUSTRY RESULTS, TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, THE FOLLOWING: NATIONAL AND LOCAL GENERAL ECONOMIC AND MARKET CONDITIONS; DEMOGRAPHIC CHANGES; THE ABILITY OF THE OPERATING PARTNERSHIP TO SUSTAIN, MANAGE OR FORECAST ITS GROWTH; EXISTING GOVERNMENT REGULATIONS AND CHANGES IN, OR THE FAILURE TO COMPLY WITH, GOVERNMENT REGULATIONS; ADVERSE PUBLICITY; LIABILITY AND OTHER CLAIMS ASSERTED AGAINST THE OPERATING PARTNERSHIP; COMPETITION; THE RISK THAT THE OPERATING PARTNERSHIP MAY NOT BE ABLE TO FINANCE ITS PLANNED DEVELOPMENT ACTIVITIES; RISKS RELATED TO THE RETAIL INDUSTRY IN WHICH THE OPERATING PARTNERSHIP'S OUTLET CENTERS COMPETE, INCLUDING THE POTENTIAL ADVERSE IMPACT OF EXTERNAL FACTORS SUCH AS INFLATION, TENANT DEMAND FOR SPACE, CONSUMER CONFIDENCE, UNEMPLOYMENT RATES AND CONSUMER TASTES AND PREFERENCES; RISKS ASSOCIATED WITH THE OPERATING PARTNERSHIP'S DEVELOPMENT ACTIVITIES, SUCH AS THE POTENTIAL FOR COST OVERRUNS, DELAYS AND LACK OF PREDICTABILITY WITH RESPECT TO THE FINANCIAL RETURNS ASSOCIATED WITH THESE DEVELOPMENT ACTIVITIES; RISKS ASSOCIATED WITH REAL ESTATE OWNERSHIP, SUCH AS THE POTENTIAL ADVERSE IMPACT OF CHANGES IN THE LOCAL ECONOMIC CLIMATE ON THE REVENUES AND THE VALUE OF THE OPERATING PARTNERSHIP'S PROPERTIES; RISKS THAT A SIGNIFICANT NUMBER OF TENANTS MAY BECOME UNABLE TO MEET THEIR LEASE OBLIGATIONS OR THAT THE OPERATING PARTNERSHIP MAY BE UNABLE TO RENEW OR RE-LEASE A SIGNIFICANT AMOUNT OF AVAILABLE SPACE ON ECONOMICALLY FAVORABLE TERMS; FLUCTUATIONS AND DIFFICULTY IN FORECASTING OPERATING RESULTS; CHANGES IN BUSINESS STRATEGY OR DEVELOPMENT PLANS; BUSINESS DISRUPTIONS; THE ABILITY TO ATTRACT AND RETAIN QUALIFIED PERSONNEL; THE ABILITY TO REALIZE PLANNED COSTS SAVINGS IN ITS ACQUISITIONS; RETENTION OF EARNINGS; AND OTHER FACTORS REFERENCED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. CERTAIN OF THESE FACTORS ARE DISCUSSED IN MORE DETAIL ELSEWHERE IN, OR INCORPORATED BY REFERENCE IN, THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, INCLUDING, WITHOUT LIMITATION, UNDER THE CAPTIONS "THE OPERATING PARTNERSHIP," "SELECTED CONSOLIDATED FINANCIAL DATA," AND "BUSINESS AND PROPERTIES" IN THIS PROSPECTUS SUPPLEMENT AND UNDER THE CAPTION "RISK FACTORS" IN THE ACCOMPANYING PROSPECTUS. GIVEN THESE UNCERTAINTIES, PROSPECTIVE INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS. THE OPERATING PARTNERSHIP DISCLAIMS ANY OBLIGATION TO UPDATE ANY SUCH FACTORS OR TO PUBLICLY ANNOUNCE THE RESULT OF ANY REVISIONS TO ANY OF THE FORWARD-LOOKING STATEMENTS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS TO REFLECT FUTURE EVENTS OR DEVELOPMENTS.

                           THE OPERATING PARTNERSHIP

    The Operating Partnership was, as of September 30, 1997, 73.9% (assuming conversion of all preferred partnership units) owned and managed by its sole general partner, the Company, a fully-integrated, self-administered and self-managed real estate investment trust. The Operating Partnership focuses exclusively on developing, acquiring, owning and operating factory outlet centers and provides all development, leasing and management services for its Centers. The Operating Partnership believes that it is one of the largest owners and operators of factory outlet centers in the United States. Based on a recent Value Retail News survey of outlet tenants, the Operating Partnership owns Centers in five of the top 18 outlet markets, ranked by sales per square foot, in the United States. As of September 30, 1997, the Operating Partnership owned and operated 30 Centers with a total GLA of approximately 4.3 million square feet. These Centers were approximately 98% leased, contained over 1,025 stores and represented over 240 brand name companies as of such date.

    As of September 30, 1997, the ownership interests in the Operating Partnership consisted of 7,763,985 general partnership units and 90,789 preferred partnership units (which are convertible into approximately 818,009 general partnership units) held by the Company and 3,033,305 limited partnership units (the general partnership units, preferred partnership units and limited partnership units are collectively referred to as "Units") held by the Tanger Family Limited Partnership ("TFLP"). Each limited partnership unit is exchangeable, subject to certain limitations to preserve the Company's status as a REIT, into a common share of the Company.

    Each preferred partnership unit entitles the Company to receive distributions from the Operating Partnership in an amount equal to the distribution payable with respect to a share of the Company's Series A Cumulative Convertible Redeemable Preferred Shares (the "Series A Preferred Shares"), prior to the payment by the Operating Partnership of distributions with respect to the general partnership units. Preferred partnership units will be automatically converted by holders into general partnership units to the extent that the Series A Preferred Shares are converted into common shares of the Company and will be redeemed by the Operating Partnership to the extent that the Series A Preferred Shares are redeemed by the Company. See "Description of Preferred Shares" in the accompanying Prospectus.

    The Operating Partnership's executive offices are located at 1400 West Northwood Street, Greensboro, North Carolina, 27408 and its telephone number is
(910) 274-1666. The Operating Partnership is a North Carolina limited partnership that was formed in May 1993.

THE FACTORY OUTLET CONCEPT

    Factory outlets are manufacturer-operated retail stores that sell primarily first quality, branded products at significant discounts from regular retail prices charged by department stores and specialty stores. Factory outlet centers offer numerous advantages to both consumers and manufacturers. Manufacturers selling in factory outlet stores are often able to charge customers lower prices for brand name and designer products because they can eliminate the third party retailer and because factory outlet stores typically have lower operating costs than other retailing formats. Factory outlet centers enable manufacturers to optimize the size of production runs while continuing to maintain control of their distribution channels. In addition, factory outlet centers benefit manufacturers by permitting them to sell out-of-season, overstocked or discontinued merchandise without alienating department stores or hampering the manufacturer's brand name, as is often the case when merchandise is distributed via discount chains.

    The Operating Partnership's Centers range in size from 8,000 to 528,015 square feet of GLA, with an average GLA of approximately 143,000 square feet, and are typically located at least 15 to 20 miles from downtown areas, where major department stores and manufacturer-owned full price retail stores are usually located. Manufacturers prefer these locations so that they do not compete directly with their major customers and their own stores. Many of the Operating Partnership's Centers are located near tourist destinations to attract tourists who consider shopping to be a recreational activity and are typically situated in close proximity to interstate highways to provide accessibility and visibility to potential customers.

    Management believes that factory outlet centers continue to present attractive opportunities for capital investment by the Operating Partnership, particularly with respect to strategic expansions of existing Centers. Because of the moderate land and construction costs relative to other retailing formats, factory outlet centers can often be developed or expanded relatively inexpensively. Management believes that under present conditions such development or expansion costs, coupled with current market lease rates, permit attractive investment returns. Management further believes, based upon its contacts with present and prospective tenants, that many tenants, including prospective tenants new to the factory outlet business, desire to open a number of new factory outlet stores in the next several years, particularly where there are successful factory outlet centers in which such tenants do not have a significant presence or where there are few factory outlet centers. Thus, the Operating Partnership believes that its commitment to developing, acquiring and expanding factory outlet centers is justified by the potential financial returns on such centers.

THE OPERATING PARTNERSHIP'S FACTORY OUTLET CENTERS

    The Operating Partnership's Centers are designed to attract national brand name tenants. As one of the original participants in this industry, the Operating Partnership has developed long-standing relationships with many national and regional manufacturers. Because of its established relationships with many manufacturers, the Operating Partnership believes it is well positioned to capitalize on industry growth.

    The Operating Partnership has a diverse tenant base comprised of over 240 different well-known, upscale, national designer or other brand name companies, such as Liz Claiborne, Reebok International, Ltd., Tommy Hilfiger, Polo Ralph Lauren and Off 5th--SAKS Fifth Avenue Outlet Store. A majority of the factory outlet stores leased by the Operating Partnership are directly operated by the respective manufacturer. Unlike some other outlet center developers, the Operating Partnership has for the most part excluded off-price retailers (retailers that sell merchandise from a number of sources, often second quality, limited stock or non-name brand items) from its Centers. The Operating Partnership believes that this policy helps it attract and maintain a high quality tenant base.

    The Operating Partnership believes that the Centers are well diversified geographically and by tenant and that it is not dependent upon any single property or tenant. The only Center that represented more than 10% of the Operating Partnership's consolidated total assets or consolidated gross revenues as of and for the year ended December 31, 1996 is the property in Riverhead, New York. See "Business and Properties--Significant Property." No other Center represented more than 10% of the Operating Partnership's consolidated total assets or consolidated gross revenues as of and for the year ended December 31, 1996.

    In addition, no single tenant (including affiliates) accounted for 10% or more of combined base and percentage rental revenues during 1996. During 1995 and 1994, one tenant (including affiliates) accounted for approximately 10% and 11%, respectively, of combined base and percentage rental revenues. Because the typical tenant of the Operating Partnership is a large, national manufacturer, the Operating Partnership has not experienced any material problems with respect to rent collections or lease defaults.

BUSINESS HISTORY

    Stanley K. Tanger, the Company's Chairman and Chief Executive Officer, entered the factory outlet center business in 1981. Prior to founding the Company and the Operating Partnership, Stanley K. Tanger and his son, Steven B. Tanger, the Company's President and Chief Operating Officer, built and managed a successful family owned apparel manufacturing business, Tanger/Creighton Inc. ("Tanger/Creighton"), whose business included the operation of five factory outlet stores. Based on their knowledge of the apparel and retail industries, as well as their experience operating Tanger/Creighton's factory outlet stores, the Tangers recognized that there would be a demand for factory outlet centers where a number of manufacturers could operate in a single location and attract a large number of shoppers. Since a single manufacturer was generally not in a position to build a factory outlet center tenanted by other manufacturers and retailers, the Tangers and the Company found a natural market for their experience.

    From 1981 to June of 1993, the Tangers developed 17 Centers with a total GLA of approximately 1.5 million square feet. In June of 1993, the Company completed its IPO, making Tanger Factory Outlet Centers, Inc. the first publicly traded outlet center company. Since the Company's IPO, the Operating Partnership has developed nine and acquired four Centers and, together with expansions of existing Centers, added approximately 2.8 million square feet of GLA to its portfolio, bringing its portfolio of properties as of September 30, 1997 to 30 Centers totalling approximately 4.3 million square feet of GLA.

BUSINESS AND OPERATING STRATEGY

    The Operating Partnership intends to increase its cash flow and the value of its portfolio over the long-term by continuing to own, manage, develop, acquire and expand factory outlet centers. The

Operating Partnership's strategy is to increase revenues through new developments, selective acquisitions and expansions of its existing Centers while minimizing its operating expenses by designing low maintenance properties and achieving economies of scale. In connection with the ownership and management of its properties, the Operating Partnership places an emphasis on regular maintenance and intends to make periodic renovations as necessary. In addition, the Operating Partnership will seek to maintain high occupancy rates and increasing rental revenues with a tenant base of nationally recognized brand name tenants.

    The Operating Partnership typically seeks locations for its new centers that have at least 3.5 million people residing within an hour's drive, an average household income within a 50 mile radius of at least $35,000 to $40,000 per year and access to a highway with a traffic count of at least 35,000 cars per day. The Operating Partnership will vary its minimum conditions based on the particular characteristics of a site, especially if the site is located near or at a tourist destination. The Operating Partnership's current goal is to target sites that are large enough to construct centers with approximately 75 stores totalling at least 300,000 square feet of GLA. Generally, the Operating Partnership will build such centers in phases, with the first phase containing at least 150,000 to 200,000 square feet of GLA. Future phases have historically been less expensive than the first phase because the Operating Partnership generally finishes most of the site work and consummates land acquisition in the first phase.

    The Operating Partnership preleases a large part of the space in each center prior to acquiring the site and beginning construction. Historically, the Operating Partnership has not begun construction until it has obtained a significant amount of signed leases. Typically, construction of a new factory outlet center has taken the Operating Partnership four to six months from groundbreaking to the opening of the first tenant store. Construction of expansions to existing properties typically takes less time, usually between three to four months.

CAPITAL STRATEGY

    The Operating Partnership's capital strategy is to maintain a strong and flexible financial position by: (1) maintaining a low level of leverage, (ii) extending and sequencing debt maturity dates, (iii) managing its floating rate exposure, (iv) maintaining its liquidity and (v) reinvesting a significant portion of its cash flow by maintaining a low distribution payout ratio (defined as annual distributions as a percent of FFO (generally defined as net income
(loss), computed in accordance with generally accepted accounting principles, before extraordinary items and gains (losses) on sale of properties, plus depreciation and amortization uniquely significant to real estate)).

    The Operating Partnership's distribution payout ratio for the year ended December 31, 1996 was 69%, which the Operating Partnership believes to be one of the lowest payout ratios in the REIT industry. As a result, the Operating Partnership retained approximately $10 million of its 1996 FFO. The distribution payout ratio policy allows the Operating Partnership to retain capital to maintain the quality of its portfolio, as well as to develop, acquire and expand properties.

    The Company and the Operating Partnership filed a shelf registration statement in November 1995 with the Securities and Exchange Commission (the "Commission") to issue from time to time $100 million in equity securities and $100 million in debt securities. During March 1996, the Operating Partnership issued $75 million of senior, unsecured notes, maturing March 11, 2001, with a coupon rate of 8.75%. The proceeds of such debt offering were used to extinguish the Operating Partnership's floating rate, secured lines of credit existing prior to January 1996. In April 1996, the Company and the Operating Partnership filed a new registration statement with the Commission to reestablish the issuance capacity under the shelf registration at $200 million. The Commission declared the registration statement effective on June 6, 1996. In September and October of 1997, the Company issued a total of 1,080,000 common shares for approximately $29 million in net proceeds (the "Common Share Offering"). The net proceeds of the Common Share Offering are being used to acquire, expand and develop factory outlet centers and for general corporate purposes. See "Recent Developments--Property Development, Expansion and Acquisition" and "--Issuance of Additional Common Shares."

    The Operating Partnership currently has a $50 million secured line of credit with interest payable at LIBOR plus 1.5% and other unsecured lines of credit totalling $50 million with interest rates ranging from the prime rate less .25% to the prime rate or from LIBOR plus 1.75% to LIBOR plus 1.80%. Amounts available under these lines of credit (the "Credit Facilities"), based on debt outstanding at June 30, 1997, totalled $34.7 million. Following completion of the Offering and the application of the net proceeds to repay its existing Credit Facilities, the Operating Partnership would have had approximately $100 million available under its Credit Facilities at June 30, 1997 on a pro forma basis, and would have had no exposure to variable rate interest risk.

    The Operating Partnership's ratio of EBITDA (defined as earnings before interest expense, income taxes, depreciation and amortization) to Annual Service Charge (defined as the amount which is expensed or capitalized for interest on debt, excluding amortization of deferred finance charges) for the year ended December 31, 1996 was 3.3 times. After giving effect to the Offering and the Common Share Offering, the Operating Partnership's ratio of debt to total market capitalization (defined as the value of outstanding Units plus total debt) at June 30, 1997 on a pro forma basis would be approximately 38.7% (assuming that each type of Unit has the same value as the equivalent common shares of the Company, which at October 14, 1997 had a market value of $30.4375 per common share). See "Capitalization".

THE COMPANY

    The Company is a fully integrated real estate company, focusing exclusively on factory outlet centers. Management of the Company beneficially owns common shares and partnership interests in the Operating Partnership exchangeable for common shares that represent approximately 27% of all outstanding common shares and partnership interests exchangeable for common shares (without giving effect to the exercise of any outstanding stock options). The Company owned, as of September 30, 1997, 73.9% (assuming conversion of all preferred partnership units), and is the sole general partner, of the Operating Partnership. All of the Company's operations are conducted through the Operating Partnership.

    The Company expects to continue to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). In order to maintain its qualification as a REIT for federal income tax purposes, the Company is required to distribute at least 95% of its taxable income each year. Dividends on preferred shares are included as distributions for this purpose. Historically, the Company's distributions have exceeded, and the Company expects that its distributions will continue to exceed, taxable income in each year. As a result, and because a portion of the distributions may constitute a return of capital, the consolidated net worth of the Company may decline. However, the Company does not believe that consolidated net worth is a meaningful reflection of net real estate values.

    The Company's executive offices are located at 1400 West Northwood Street, Greensboro, North Carolina, 27408 and its telephone number is (910) 274-1666. The Company is a North Carolina corporation that was formed on March 3, 1993.

COMPETITION

    The Operating Partnership's Centers compete for customers primarily with other factory outlet centers, traditional shopping malls and full- and off-price retailers. The Operating Partnership carefully considers the degree of existing and planned competition in a proposed area before deciding to develop, acquire or expand a new center.

    The Operating Partnership's Centers compete, to a limited extent, with various full- and off-price retailers in the highly fragmented retailing industry. However, management believes that the majority of the Operating Partnership's customers visit factory outlet centers because they are intent on buying name-brand products at discounted prices. Traditional full- and off-price retailers are often unable to provide such a variety of name-brand products at attractive prices.

    Tenants of factory outlet centers typically avoid direct competition with major retailers and their own specialty stores, and therefore generally insist that the outlet centers be located not less than 15 to 20 miles from the nearest major department store or their own stores. For this reason, the Operating Partnership's Centers compete only to a limited extent with traditional shopping malls in or near metropolitan areas.

    Management believes that the Operating Partnership competes with as many as four large national developers of factory outlet centers and numerous small developers. Competition with other factory outlet centers for new tenants is generally based on location, quality and mix of the center's existing tenants, degree and quality of the support services (including marketing) provided by the property manager and rental and other charges. The Operating Partnership believes that its Centers have an attractive tenant mix, as a result of the Operating Partnership's decision to lease the majority of its space to manufacturer operated stores rather than to off-price retailers, and also as a result of the strong brand identity of the Operating Partnership's major tenants.

CORPORATE AND REGIONAL HEADQUARTERS

    The Operating Partnership owns a small office building in Greensboro, North Carolina in which its corporate headquarters is located. In addition, the Operating Partnership rents a regional office in New York City under a lease agreement and sublease agreement, respectively, to better service its principal fashion-related tenants, many of whom are based in and around New York City.

    The Operating Partnership maintains on-site managers and offices at 24 Centers to closely monitor the development of those Centers from construction through opening and operation and to provide effective and efficient management and marketing services. In addition, the Operating Partnership maintains an off-site business office in Portland, Maine to service its Centers in the New England area.

INSURANCE

    Management believes that the Centers are covered by adequate fire, flood and property insurance provided by reputable companies and with commercially reasonable deductibles and limits.

EMPLOYEES

    As of September 30, 1997, the Operating Partnership had 104 full-time employees, located at the Operating Partnership's corporate headquarters in North Carolina, its regional office in New York City and its 25 business offices.

                              RECENT DEVELOPMENTS

ISSUANCE OF ADDITIONAL COMMON SHARES

    On September 24, 1997, the Company completed a 1,000,000 common share offering at a price of $29.0625 per share. On October 15, 1997, the Company sold an additional 80,000 common shares pursuant to an over-allotment option granted to the underwriters. The net proceeds of the Common Share Offering, which were contributed to the Operating Partnership by the Company in exchange for 1,080,000 general partnership units, are being used to acquire, expand and develop factory outlet centers and for general corporate purposes. See "--Property Development, Expansion and Acquisition."

PROPERTY DEVELOPMENT, EXPANSION AND ACQUISITION

    On September 30, 1997, the Operating Partnership completed the acquisition of two outlet centers located in popular resort areas of North Carolina for $19.5 million: Shoppes on the Parkway in Blowing Rock and Soundings Factory Stores in Nags Head. The acquisition of Shoppes on the Parkway consists of approximately 97,800 square feet of GLA and features 34 upscale outlet stores, including Polo Ralph Lauren, Coach, Jones New York, London Fog and Royal Doulton. The acquisition of Soundings Factory Stores consists of approximately 82,500 square feet of GLA and features 23 upscale outlet stores, including Polo Ralph Lauren, Jones New York, London Fog and Nine West.

    On February 28, 1997, the Operating Partnership completed the purchase of Five Oaks Factory Stores located in Sevierville, Tennessee, containing approximately 123,000 square feet of GLA, for an aggregate purchase price of $18.0 million. The Five Oaks Stores Center features 29 upscale outlet stores, including Polo Ralph Lauren, Tommy Hilfiger, Nautica, Brooks Brothers and Reebok. Following the purchase, the Operating Partnership began construction of a 50,400 square foot expansion to the Five Oaks Factory Stores Center, which is expected to begin opening by late fall of 1997.

    In addition, construction is substantially complete on a 241,800 square foot initial phase of an expansion to the Operating Partnership's Center in Riverhead, New York, of which 100% of this additional GLA is leased or committed to be leased. This expansion is anchored by Off 5th-SAKS Fifth Avenue Outlet Store, which opened on May 17, 1997. A further expansion of 59,700 square feet of GLA to the Riverhead Center is currently under construction and is scheduled to be completed by December 1997, at which time the Riverhead Center will total over 587,000 square feet of GLA.

    Other developments currently underway include expansions in Lancaster, PA (26,000 square feet), Commerce, GA (60,900 square feet), and San Marcos, TX (23,000 square feet), all of which are expected to be completed by late fall of 1997.

    The Operating Partnership also is in the process of developing plans for additional expansions in 1997 and beyond and for completion of new centers in 1998 and beyond and will consider other acquisitions that are suitable for its portfolio. For example, the Operating Partnership is in the preleasing stages for future factory outlet centers at two potential sites located in Concord, NC (Charlotte) and Romulus, MI (Detroit). These two centers combined have the potential to add over 1.1 million square feet of GLA to the Operating Partnership's portfolio. The Operating Partnership is also in the process of finalizing the leasing of another 46,000 square foot expansion to the Riverhead Center and an additional 33,400 square foot expansion in Commerce, GA. However, there can be no assurance that any of these anticipated or planned developments or expansions will be started or completed as scheduled, or that any other acquisitions will be made or that any development, expansion or acquisition will result in an advantageous return on investment for the Operating Partnership.

                                USE OF PROCEEDS

    The Operating Partnership estimates the net proceeds of the Offering to be
approximately $   million after deducting estimated expenses and underwriting discount. The Operating Partnership intends to use the net proceeds from the Offering to repay indebtedness presently outstanding under the Credit Facilities and for general corporate purposes. The indebtedness under the Credit Facilities was incurred principally to fund the cost of developing, expanding and acquiring factory outlet centers. See "Recent Developments". On September 30, 1997, the interest rate on the Credit Facilities averaged 7.5% per annum, with the Credit Facilities scheduled to mature between January 15, 1999 and June 30, 1999.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Operating Partnership as of June 30, 1997, and as adjusted to give effect to the Offering, the Common Share Offering and the anticipated use of proceeds from the Offering as described under "Use of Proceeds."

                                                                                                JUNE 30, 1997
                                                                                           -----------------------
                                                                                                  UNAUDITED

                                                                                           HISTORICAL  AS ADJUSTED
                                                                                           ----------  -----------
                                                                                               (IN THOUSANDS)
Debt:
  Mortgages payable......................................................................  $   74,640   $  74,640
  Secured Credit Facility................................................................      35,100          --
  Unsecured Credit Facilities............................................................      30,150          --
  8 3/4% Notes due 2001..................................................................      75,000      75,000
   % Notes due 200 ......................................................................          --      75,000
                                                                                           ----------  -----------
    Total debt...........................................................................     214,890     224,640
                                                                                           ----------  -----------
Partners' equity:
  General partner, 6,742,885 and 90,839 general partnership units and preferred
    partnership units outstanding, 7,822,885 and 90,839 as adjusted(1)...................     108,355     137,596
  Limited partner, 3,033,305 limited partnership units outstanding.......................      24,556      24,556
                                                                                           ----------  -----------
    Total partners' equity...............................................................     132,911     162,152
                                                                                           ----------  -----------
      Total capitalization...............................................................  $  347,801   $ 386,792
                                                                                           ----------  -----------
                                                                                           ----------  -----------

------------------------

(1) The general partner's equity, as adjusted, has been increased by the net proceeds of the Company's Common Share Offering, which were contributed by the Company to the Operating Partnership in exchange for 1,080,000 additional general partnership units.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth selected financial and other operating data of the Operating Partnership on a historical basis. The information should be read in conjunction with all of the financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated herein by reference from the Operating Partnership's Annual Report on Form 10-K for the year ended December 31, 1996 and Quarterly Report on Form 10-Q for the six months ended June 30, 1997.

    The historical data as of and for the years ended December 31, 1996, 1995, 1994, 1993 and 1992 have been derived from historical financial statements audited by Coopers & Lybrand L.L.P., independent auditors. The historical data for the six months ended June 30, 1997 and June 30, 1996 have been derived from the unaudited historical financial statements of the Operating Partnership. In the opinion of management, this historical data includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth. However, operating results for the six months ended June 30, 1997 are not necessarily indicative of results that may be expected for the year ended December 31, 1997.

    The selected financial data includes the financial and operating information of the Operating Partnership for periods subsequent to June 1993 and combined financial and operating information of Tanger Properties, the predecessor business, for periods prior to June 1993.

                                                          SIX MONTHS ENDED
                                                              JUNE 30,                   YEAR ENDED DECEMBER 31,
                                                      ------------------------  ------------------------------------------
                                                         1997         1996        1996       1995       1994       1993
                                                      -----------  -----------  ---------  ---------  ---------  ---------

                                                       (IN THOUSANDS, EXCEPT PER UNIT DATA, RATIOS AND NUMBER OF CENTERS)
OPERATING DATA
  Total revenues....................................   $  39,681    $  36,312   $  75,500  $  68,604  $  45,988  $  29,204
  Income before extraordinary item..................       7,822        7,501      16,177     15,352     15,147      8,555
  Net income (1)....................................       7,822        6,670      15,346     15,352     15,147      5,879

UNIT DATA (2)
  Income before extraordinary item (3)..............   $    0.71    $    0.67   $    1.46  $    1.36  $    1.32  $     .90
  Net income (1)(3).................................   $    0.71    $    0.58   $    1.37  $    1.36  $    1.32  $     .35
  Distributions paid(4).............................   $    1.07    $    1.02   $    2.06  $    1.96  $    1.80  $    .535
  Weighted average number of general and limited
    units...........................................       9,758        9,436       9,435      9,128      8,211      7,891

BALANCE SHEET DATA
  Real estate assets, before depreciation...........   $ 403,781    $ 337,817   $ 358,361  $ 325,881  $ 292,406  $ 137,666
  Total assets......................................     370,251      317,788     331,954    314,947    294,643    182,322
  Long-term debt....................................     214,890      165,743     178,004    156,749    121,323     20,316
  Total partners' equity (deficit)..................     132,911      138,429     136,256    142,397    147,462    150,707

RATIOS
  Earnings to fixed charges (5).....................        1.75         1.98        1.99       2.23       4.19       2.27
  EBITDA to Annual Service Charge (6)(10)...........         2.9          3.3         3.3        3.7        7.3        3.6
  Debt to Adjusted Total Assets (7)(8)..............        52.9%        48.7%       49.3%      47.4%      41.0%      11.1%
  Secured Debt to Adjusted Total Assets (9).........        27.0%        25.2%       25.1%      47.4%      41.0%      11.1%
  Consolidated income available for debt service to
    annual service charge (10)......................         2.9          3.3         3.2        3.7        7.1        3.5
  Distribution Payout Ratio (11)....................          70%          71%         69%        71%        84%        91%

OTHER DATA
  EBITDA (6)........................................   $  24,505    $  22,276   $  46,474  $  41,058  $  26,089  $  17,519
  Funds from operations (12)........................   $  16,633    $  15,540   $  32,313  $  29,597  $  23,189  $  12,008
  Cash flows from:
    Operating activities............................   $  16,557    $  19,417   $  38,031  $  32,455  $  21,274  $  11,571
    Investing activities............................   $ (42,025)   $ (16,748)  $ (36,401) $ (44,788) $(143,683) $ (49,277)
    Financing activities............................   $  25,504    $  (5,018)  ($  4,176) $  13,802  $  80,661  $  81,324
  Gross leasable area open..........................       3,993        3,652       3,739      3,507      3,115      1,980
  Number of Centers.................................          28           27          27         27         25         19














                                                        1992
                                                      ---------

OPERATING DATA
  Total revenues....................................  $  17,931
  Income before extraordinary item..................      1,991
  Net income (1)....................................      1,605
UNIT DATA (2)
  Income before extraordinary item (3)..............
  Net income (1)(3).................................
  Distributions paid(4).............................
  Weighted average number of general and limited
    units...........................................
BALANCE SHEET DATA
  Real estate assets, before depreciation...........  $  85,460
  Total assets......................................     88,192
  Long-term debt....................................     90,188
  Total partners' equity (deficit)..................     (9,419)
RATIOS
  Earnings to fixed charges (5).....................       1.22
  EBITDA to Annual Service Charge (6)(10)...........        1.7
  Debt to Adjusted Total Assets (7)(8)..............      103.4%
  Secured Debt to Adjusted Total Assets (9).........      103.4%
  Consolidated income available for debt service to
    annual service charge (10)......................        1.7
  Distribution Payout Ratio (11)....................
OTHER DATA
  EBITDA (6)........................................  $  10,926
  Funds from operations (12)........................  $   4,471
  Cash flows from:
    Operating activities............................  $   4,263
    Investing activities............................  $ (29,374)
    Financing activities............................  $  25,528
  Gross leasable area open..........................      1,284
  Number of Centers.................................         15

(1) Pro forma net income and net income per unit, which reflect adjustments to historical information to present income information as if the formation of the Operating Partnership had taken place on January 1, 1992, were $10,519 and $1.31 per unit during 1993 and $5,632 and $.71 per unit during 1992.

(2) Not applicable in 1992 since the formation of the Operating Partnership took place in June 1993.

(3) Income in the per unit computations are net of applicable preferred distributions of $908 and $1,283 for the six months ended June 30, 1997 and 1996 and $2,399, $2,903, $4,351 and $191 for the years ended December 31,
    1996, 1995, 1994 and 1993.

(4) Excludes distributions paid per unit to holders of preferred partnership units of $9.64 and $9.19 for the six months ended June 30, 1997 and 1996, and $18.56, $17.66 and $15.06 for the years ended December 31, 1996, 1995 and 1994. No distributions to holders of preferred partnership units were paid during 1993.

(5) For purposes of this calculation, earnings consists of income (loss) before gain on sale of land and extraordinary items plus fixed charges (excluding capitalized interest). Fixed charges consist of interest costs (whether expensed or capitalized) and amortization of debt expense and discount or premium relating to any indebtedness (whether expensed or capitalized).

(6) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(7) As specified in the Indenture, Debt generally consists of indebtedness in respect of borrowed money, secured indebtedness, reimbursement obligations in connection with letters of credit and capitalized leases.

(8) As specified in the Indenture, Adjusted Total Assets consists of the Undepreciated Real Estate Assets and all other assets (excluding intangibles and accounts receivable) of the Operating Partnership and its Subsidiaries on a consolidated basis. Undepreciated Real Estate Assets means the cost (including capital improvements) of real estate assets of the Operating Partnership and its Subsidiaries, before depreciation and amortization, determined on a consolidated basis.

(9) As specified in the Indenture, Secured Debt consists of Debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any property of the Operating Partnership or any Subsidiary.

(10) As specified in the Indenture, Consolidated Income Available for Debt Service consists of consolidated income of the Operating Partnership and its Subsidiaries, plus amounts deducted for interest, provision for income taxes, amortization of debt discount, provision for realized losses on properties, depreciation and amortization, non-cash charges and amortization of deferred charges, minus gains on properties. As specified in the Indenture, Annual Service Charge as of any date means the amount which is expensed or capitalized in such period for interest on Debt, excluding amortization of deferred financing charges.

(11) Distributions paid in respect of the general partnership units and preferred partnership units for such year as a percentage of FFO. The 1993 ratio is based on pro forma FFO which reflect adjustments to present FFO as if the IPO had taken place on January 1, 1993, and distributions as if the Operating Partnership had made distributions with respect to each quarter during that year.

(12) FFO for all years presented have been restated in accordance with the current definition provided by the National Association of Real Estate Investment Trusts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Funds from Operations," which is incorporated herein by reference, from the Operating Partnership's Annual Report on Form 10-K for the year ended December 31, 1996.

                            BUSINESS AND PROPERTIES

    As of September 30, 1997, the Operating Partnership's portfolio consisted of 30 Centers located in 23 states. The Operating Partnership's Centers range in size from 8,000 to 528,015 square feet of GLA. The Centers are typically strip shopping centers which enable customers to view all of the shops from the parking lot, and therefore minimizing the time needed to shop. The Centers are generally located near tourist destinations or along major interstate highways in order to increase visibility and accessibility to potential customers.

    The Operating Partnership believes that the Centers are well diversified geographically and by tenant and that it is not dependent upon any single property or tenant. The only Center that represented more than 10% of the Operating Partnership's consolidated total assets or consolidated gross revenues as of and for the year ended December 31, 1996 is the property in Riverhead, New York. See "Business and Properties--Significant Property." No other Center represented more than 10% of the Operating Partnership's consolidated total assets or consolidated gross revenues as of and for the year ended December 31, 1996.

LOCATION OF CENTERS (AS OF SEPTEMBER 30, 1997)

                                                                                     NUMBER OF        GLA           %
STATE                                                                                 CENTERS      (SQ. FT.)     OF GLA
--------------------------------------------------------------------------------  ---------------  ----------  -----------
Georgia.........................................................................             3        619,124          15%
New York........................................................................             1        528,015          12
Texas...........................................................................             2        396,650           9
Iowa............................................................................             1        275,706           7
Missouri........................................................................             1        255,073           6
Louisiana.......................................................................             1        245,325           6
Tennessee.......................................................................             2        217,434           5
Pennsylvania....................................................................             1        203,952           5
Oklahoma........................................................................             1        197,878           5
Arizona.........................................................................             1        186,018           4
North Carolina..................................................................             2        180,270           4
Indiana.........................................................................             1        141,051           3
Minnesota.......................................................................             1        134,480           3
Michigan........................................................................             1        112,120           3
California......................................................................             1        108,950           3
Oregon..........................................................................             1         97,749           2
Kansas..........................................................................             1         88,200           2
Maine...........................................................................             2         84,897           2
Alabama.........................................................................             1         80,730           2
New Hampshire...................................................................             2         61,915           1
West Virginia...................................................................             1         49,252           1
Massachusetts...................................................................             1         23,417      --
Vermont.........................................................................             1          8,000      --
                                                                                            --
                                                                                                   ----------         ---
      Total.....................................................................            30      4,296,206         100%
                                                                                            --
                                                                                            --
                                                                                                   ----------         ---
                                                                                                   ----------         ---

    The table set forth below summarizes certain information with respect to the Operating Partnership's existing centers as of September 30, 1997.

PROPERTY PORTFOLIO

                                                                                           SECURED
                                                                                            DEBT        FEE OR
                                                                   GLA           %       OUTSTANDING    GROUND
DATE OPENED                        LOCATION                     (SQ. FT.)     LEASED     (000'S) (4)     LEASE
---------------  ---------------------------------------------  ----------  -----------  -----------  -----------
JUN. 1986        KITTERY I, ME                                      56,312         100%   $   6,012   Fee
Aug. 1993        Expansion                                           3,882
                                                                ----------
                                                                    60,194

MAR. 1987        CLOVER, NORTH CONWAY, NH                           11,000         100       --       Fee

NOV. 1987        MARTINSBURG, WV                                    42,346          93       --       Fee
Sep. 1994        Expansion                                           6,906
                                                                ----------
                                                                    49,252

APR. 1988        LL BEAN, NORTH CONWAY, NH                          50,915         100       --       Fee

JUL. 1988        PIGEON FORGE, TN                                   94,480         100       --       Ground
Jul. 1994        Expansion                                             270                            Lease
                                                                    94,750                            (2086)

AUG. 1988        BOAZ, AL                                           78,550         100        3,510   Fee
May 1993         Expansion                                           2,180

                                                                ----------
                                                                    80,730

OCT. 1988        MANCHESTER, VT                                      8,000         100       --       Fee

JUN. 1989        KITTERY II, ME                                     23,119         100       --       Fee
Nov. 1993        Expansion                                           1,584
                                                                ----------
                                                                    24,703

JUL. 1989        COMMERCE, GA                                      100,100         100       10,270   Fee
Mar. 1990        Expansion                                          58,650
May 1992         Expansion                                           4,500
May 1993         Expansion                                          12,500
Sep. 1994        Expansion                                          10,000
                                                                ----------
                                                                   185,750

OCT. 1989        BOURNE, MA                                         23,417         100       --       Fee

FEB. 1991        WEST BRANCH, MI                                    75,120          98        6,885   Fee
Oct. 1992        Expansion                                          25,000
May 1994         Expansion                                          12,000
                                                                ----------
                                                                   112,120

                                                                                           SECURED
                                                                                            DEBT        FEE OR
                                                                   GLA           %       OUTSTANDING    GROUND
DATE OPENED                        LOCATION                     (SQ. FT.)     LEASED     (000'S) (4)     LEASE
---------------  ---------------------------------------------  ----------  -----------  -----------  -----------
MAY 1991         WILLIAMSBURG, IA                                  121,444(1)         97     17,067   Fee
Nov. 1991        Expansion                                          50,675
Nov. 1992        Expansion                                          34,000
Dec. 1993        Expansion                                          43,400
Apr. 1996        Expansion                                          26,187
                                                                ----------
                                                                   275,706

FEB. 1992        CASA GRANDE, AZ                                    94,223          92       --       Fee
Dec. 1992        Expansion                                          91,795
                                                                ----------
                                                                   186,018

AUG. 1992        STROUD, OK                                         96,378          94        8,776   Fee
Nov. 1992        Expansion                                          37,500
Aug. 1993        Expansion                                          64,000
                                                                ----------
                                                                   197,878

DEC. 1992        NORTH BRANCH, MN                                  106,280         100       --       Fee
Aug. 1993        Expansion                                          28,200
                                                                ----------
                                                                   134,480

FEB. 1993        GONZALES, LA                                      105,985         100       10,530   Fee
Aug. 1993        Expansion                                         109,450
Feb. 1996        Expansion                                          29,890
                                                                ----------
                                                                   245,325

MAY 1993         SAN MARCOS, TX                                     98,820(2)        100     10,280   Fee
Oct. 1993        Expansion                                          40,200
Nov. 1994        Expansion                                          17,500
April 1995       Expansion                                          32,750
July 1996        Expansion                                          29,945
                                                                ----------
                                                                   219,215

DEC. 1993        LAWRENCE, KS                                       88,200          84       --       Fee

DEC. 1993        MCMINNVILLE, OR                                    97,749          74       --       Fee

AUG. 1994        RIVERHEAD, NY                                     286,195
Aug. 1997        Expansion                                         241,820
                                                                ----------
                                                                   528,015          98       --       Ground
                                                                                                      Lease
                                                                                                      (2004)(3)

AUG. 1994        TERRELL, TX                                       126,185          97       --       Fee
Oct. 1995        Expansion                                          51,250
                                                                ----------
                                                                   177,435

SEP. 1994        SEYMOUR, IN                                       141,051         100        8,243   Fee

                                                                                           SECURED
                                                                                            DEBT        FEE OR
                                                                   GLA           %       OUTSTANDING    GROUND
DATE OPENED                        LOCATION                     (SQ. FT.)     LEASED     (000'S) (4)     LEASE
---------------  ---------------------------------------------  ----------  -----------  -----------  -----------
OCT. 1994(5)     LANCASTER, PA                                     191,152         100       15,883   Fee
Nov. 1995        Expansion                                          12,800
                                                                ----------
                                                                   203,952

NOV. 1994        BRANSON, MO                                       230,073          99       12,284   Fee
Jun. 1996        Expansion                                          25,000
                                                                ----------
                                                                   255,073

NOV. 1994        LOCUST GROVE, GA                                  168,700          99       --       Fee
Dec. 1995        Expansion                                          45,964
Aug. 1996        Expansion                                          34,190
                                                                ----------
                                                                   248,854

JAN. 1995        BARSTOW, CA                                       108,950         100       --       Fee

DEC. 1995        COMMERCE II, GA                                   148,520          98       --       Fee
Aug. 1996        Expansion                                          36,000
                                                                ----------
                                                                   184,520

FEB. 1997 (5)    SEVIERVILLE, TN                                   122,684         100       --       Ground
                                                                                                      Lease
                                                                                                      (2046)

SEP. 1997 (5)    BLOWING ROCK, NC                                   97,808         100       --       Fee

SEP. 1997 (5)    NAGS HEAD, NC                                      82,462          97       --       Fee
                                                                ----------         ---   -----------
TOTAL                                                            4,296,206          98%   $ 109,740
                                                                ----------         ---   -----------
                                                                ----------         ---   -----------

------------------------

(1) GLA excludes 21,781 square foot land lease on outparcel occupied by Pizza
    Hut.

(2) GLA excludes 17,400 square foot land lease on outparcel occupied by Wendy's.

(3) The original Riverhead Center is subject to a ground lease which may be renewed at the option of the Operating Partnership for up to seven additional terms of five years each. The land on which the Riverhead Center expansion is located is owned by the Operating Partnership.

(4) As of June 30, 1997. The weighted average interest rate for debt outstanding at June 30, 1997 was 8.4% and the weighted average maturity date was December 2000.

(5) Represents date acquired by the Operating Partnership.

    Management has an ongoing program for acquiring Centers, developing new Centers and expanding existing Centers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" incorporated herein by reference from the Operating Partnership's Annual Report on Form 10-K for the year ended December 31, 1996 for a discussion of the cost of such programs and the sources of financing thereof.

    Certain of the Operating Partnership's Centers serve as collateral for mortgage notes payable and the secured revolving line of credit. Of the 30 Centers, the Operating Partnership owns 27 and has ground leases on three. The land on which the Pigeon Forge and the Sevierville Centers are located are subject to long-term ground leases expiring in 2086 and 2046, respectively. The land on which the original Riverhead Center is located is also subject to a ground lease with an initial term expiring in 2004, with renewal at the option of the Operating Partnership for up to seven additional terms of five years each. The land on which the Riverhead Center expansion is located is owned by the Operating Partnership.

    The term of the Operating Partnership's typical tenant lease ranges from five to ten years. Generally, leases provide for the payment of fixed monthly rent in advance. There are often contractual base rent increases during the initial term of the lease. In addition, the rental payments are customarily subject to upward adjustments based upon tenant sales volume. Most leases provide for payment by the tenant of a portion of the real estate taxes, insurance, common area maintenance, advertising and promotion expenses incurred by the applicable Center. As a result, substantially all operating expenses for the Centers are borne by the tenants.

LEASE EXPIRATIONS

    The following table sets forth, as of September 30, 1997, scheduled lease expirations, assuming none of the tenants exercise renewal options. Most leases are renewable for five year terms at the tenant's option.

                                                                                                            % OF GROSS
                                                                                                            ANNUALIZED
                                                                     APPROX.      AVERAGE                    BASE RENT
                                                       NO. OF          GLA      ANNUALIZED   ANNUALIZED     REPRESENTED
                                                       LEASES          (SQ.      BASE RENT    BASE RENT     BY EXPIRING
YEAR                                                 EXPIRING(1)     FT.)(1)    PER SQ. FT.  (000'S) (2)      LEASES
-------------------------------------------------  ---------------  ----------  -----------  -----------  ---------------
1997.............................................            25         81,000   $   13.73    $   1,112              2%
1998.............................................           109        426,000       13.90        5,920             10
1999.............................................           185        675,000       14.51        9,792             17
2000.............................................           165        572,000       14.43        8,256             15
2001.............................................           150        554,000       13.77        7,626             14
2002.............................................           189        715,000       14.75       10,547             19
2003.............................................            62        289,000       13.78        3,982              7
2004.............................................            62        359,000       13.63        4,892              9
2005.............................................            15        100,000       11.10        1,110              2
2006.............................................             4         58,000       10.91          633              1
2007 and thereafter..............................            30        249,000        9.97        2,482              4
                                                            ---     ----------  -----------  -----------           ---
Total............................................           996      4,078,000   $   13.82    $  56,352            100%
                                                            ---     ----------  -----------  -----------           ---
                                                            ---     ----------  -----------  -----------           ---

------------------------

(1) Excludes leases that have been entered into but which tenant has not yet taken possession and excludes month-to-month leases.

(2) Base rent is defined as the minimum payments due, excluding periodic contractual fixed increases.

RENTAL AND OCCUPANCY RATES

    The following table sets forth information regarding the expiring leases during each of the last four calendar years.

                                                                          RENEWED BY EXISTING               RE-LEASED TO
                                                TOTAL EXPIRING                  TENANTS                     NEW TENANTS
                                          --------------------------  ----------------------------  ----------------------------
                                                       % OF TOTAL
                                             GLA         CENTER          GLA       % OF EXPIRING       GLA
YEAR                                      (SQ. FT.)        GLA        (SQ. FT.)         GLA         (SQ. FT.)  % OF EXPIRING GLA
----------------------------------------  ---------  ---------------  ---------  -----------------  ---------  -----------------
1996....................................    149,689             4%      134,639             90%        15,050             10%
1995....................................     93,650             3        91,250             97          2,400              3
1994....................................    115,697             3       105,697             91         10,000              9
1993....................................    129,069             4       123,569             96          5,500              4

    The following table sets forth the average base rental rate increases per square foot upon re-leasing stores that were turned over or renewed during each of the last four calendar years.

                                                                                                  STORES RE-LEASED TO NEW
                                                     RENEWALS OF EXISTING LEASES                        TENANTS(1)
                                           ------------------------------------------------  ---------------------------------
                                                          AVERAGE ANNUALIZED BASE RENTS                   AVERAGE ANNUALIZED
                                                                                                              BASE RENTS
                                                                 ($ PER SQ. FT.)                           ($ PER SQ. FT.)
                                              GLA     -------------------------------------  GLA (SQ.   ----------------------
YEAR                                       (SQ. FT.)   EXPIRING       NEW      % INCREASE      FT.)      EXPIRING       NEW
-----------------------------------------  ---------  -----------  ---------  -------------  ---------  -----------  ---------
1996.....................................    134,639   $   12.44   $   14.02           13%      78,268   $   14.40   $   14.99
1995.....................................     91,250       11.54       13.03           13       59,445       13.64       14.80
1994.....................................    105,697       14.26       16.56           16       71,350       12.54       14.30
1993.....................................    123,569       12.83       13.94            9       29,000       10.81       14.86


YEAR                                        % INCREASE
-----------------------------------------  -------------
1996.....................................            4%
1995.....................................            9
1994.....................................           14
1993.....................................           38

------------------------

(1) The square footage re-leased to new tenants for 1996, 1995, 1994 and 1993 contain 15,050, 2,400, 10,000 and 5,500 square feet, respectively, that was re-leased to new tenants upon expiration of an existing lease. The remaining space was retenanted prior to any lease expiration.

    The following table shows certain information on rents and occupancy rates for the Centers during each of the last five calendar years.

                                                                        AVERAGE
                                                                      ANNUALIZED                                 AGGREGATE
                                                                       BASE RENT    GLA OPEN                    PERCENTAGE
                                                              %           PER      AT END OF      NUMBER OF        RENTS
YEAR                                                       LEASED     SQ. FT. (1)  EACH YEAR       CENTERS        (000'S)
-------------------------------------------------------  -----------  -----------  ----------  ---------------  -----------
1996...................................................          99%   $   13.89    3,739,000            27      $   2,017
1995...................................................          99        13.92    3,507,000            27          2,068
1994...................................................          99        13.43    3,115,000            25          1,658
1993...................................................          98        13.03    1,980,000            19          1,323
1992...................................................          99        12.77    1,284,000            15          1,167

------------------------

(1) Represents total base rental revenue divided by weighted average GLA of the portfolio, which amount does not take into consideration fluctuations in occupancy throughout the year.

OCCUPANCY COSTS

    The Operating Partnership believes that its ratio of average tenant occupancy costs (which includes base rent, common area maintenance, real estate taxes, insurance, advertising and promotions) to average sales per square foot is low relative to other forms of retail distribution. The following table sets forth, for each of the last five years, tenant occupancy costs per square foot as a percentage of reported tenant sales per square foot.

                                                                              OCCUPANCY COSTS AS A % OF
YEAR                                                                                TENANT SALES
----------------------------------------------------------------------------  -------------------------
1996........................................................................                8.7%
1995........................................................................                8.5
1994........................................................................                7.4
1993........................................................................                6.5
1992........................................................................                6.5

TENANTS

    The following table sets forth certain information with respect to the Operating Partnership's ten largest tenants and their store concepts as of September 30, 1997.

                                                                                    NUMBER         GLA       % OF TOTAL
TENANT                                                                             OF STORES    (SQ. FT.)        GLA
-------------------------------------------------------------------------------  -------------  ----------  -------------
Phillips-Van Heusen Corporation (1):
  Bass Shoes...................................................................           16       108,262          2.5%
  Bass Apparel.................................................................            2         9,300          0.2
  Bass Company Store...........................................................            2        13,580          0.3
  Van Heusen...................................................................           19        81,556          1.9
  Geoffrey Beene Co. Store.....................................................           16        66,640          1.6
  Izod.........................................................................           16        37,407          0.9
  Gant.........................................................................            9        25,100          0.6
                                                                                         ---    ----------          ---
                                                                                          80       341,845          8.0
Liz Claiborne:
  Liz Claiborne................................................................           24       272,881          6.4
  Elizabeth....................................................................            5        20,700          0.4
                                                                                         ---    ----------          ---
                                                                                          29       293,581          6.8

Reebok International, Ltd......................................................           19       147,500          3.4

Sara Lee Corporation:
  L'eggs, Hanes, Bali..........................................................           22       103,390          2.4
  Champion.....................................................................            2         6,500          0.2
  Sara Lee Bakery..............................................................            3         7,800          0.2
  Coach........................................................................            6        13,815          0.3
  Socks Galore.................................................................            7         9,798          0.2
                                                                                         ---    ----------          ---
                                                                                          40       141,303          3.3

                                                                                    NUMBER         GLA       % OF TOTAL
TENANT                                                                             OF STORES    (SQ. FT.)        GLA
-------------------------------------------------------------------------------  -------------  ----------  -------------
County Seat Stores, Inc. (2):
  County Seat..................................................................            3        15,000          0.4%
  Levi's by County Seat........................................................            8        91,700          2.1
                                                                                         ---    ----------          ---
                                                                                          11       106,700          2.5
American Commercial, Inc.:
  Mikasa Factory Store.........................................................           12        91,000          2.1

Brown Group Retail, Inc.:
  Famous Footwear..............................................................            4        21,000          0.5
  Naturalizer..................................................................            7        17,200          0.4
  Brown Shoe...................................................................            2        10,500          0.2
  Factory Brand Shoes..........................................................            7        35,200          0.8
  Air Step/Buster Brown........................................................            1         3,000          0.1
                                                                                         ---    ----------          ---
                                                                                          21        86,900          2.0
Oshkosh B'Gosh, Inc.:
  Oshkosh......................................................................           15        76,790          1.8
  Genuine Kids.................................................................            1         3,000          0.1
                                                                                         ---    ----------          ---
                                                                                          16        79,790          1.9

VF Factory Outlet, Inc.........................................................            3        78,697          1.8

Nine West Group, Inc.:
  Nine West....................................................................           16        38,235          0.8
  Banister.....................................................................            3        11,831          0.3
  Capezio......................................................................            5        14,970          0.4
                                                                                         ---    ----------          ---
                                                                                          24        65,036          1.5
                                                                                         ---    ----------          ---
  Total of all tenants listed in table.........................................          255     1,432,352         33.3%
                                                                                         ---    ----------          ---
                                                                                         ---    ----------          ---

------------------------

(1) Phillips-Van Heusen Corporation ("PVH") has announced the closing of a significant portion of its underperforming stores. Generally, the Operating Partnership's leases with PVH are long-term and do not permit the tenant to close the store during the lease term. However, the Operating Partnership has granted PVH's request to close six additional stores by December 31, 1997. Management believes that the rents derived from stores that are scheduled for closing, or might be considered for closing in the future, by PVH would not have a material effect on the Operating Partnership's results of operations or financial condition.

(2) County Seat Stores, Inc. ("County Seat") is currently in bankruptcy proceedings. The Operating Partnership has entered into discussions with County Seat with respect to modifications of certain of their leases. Management believes that this bankruptcy will not have a material effect on the Operating Partnership's results of operations or financial condition.

SIGNIFICANT PROPERTY

    The original Riverhead Center was constructed during 1994 and tenants began to occupy space mid-year. At December 31, 1996, 100% of the available GLA at this Center was occupied by tenants. The average annualized base rental rate of this Center during 1996, 1995 and 1994 was approximately $17.73,

$17.63 and $18.18 per weighted average GLA. The tenants at this Center principally conduct retail sales operations. During 1997, the Operating Partnership substantially completed construction of a 241,800 square foot expansion to this Center, which is anchored by Off 5th-SAKS Fifth Avenue Outlet Store. A further expansion of 59,700 square feet of GLA is currently under construction and is scheduled to be completed by December 1997, at which time the Riverhead Center will total over 587,000 square feet of GLA and is expected to be 100% occupied. In addition, the Operating Partnership is also in the process of finalizing the leasing of another 46,000 square foot expansion to the Riverhead Center. See "Recent Developments--Property Development, Expansion and Acquisition." No one tenant occupies more than 10% of this Center's available GLA.

    Depreciation on the Riverhead Center is recognized on a straight-line basis over 33.33 years, resulting in a depreciation rate of 3% per year. At December 31, 1996, the net federal tax basis of this Center was approximately $37,509,000. Real estate taxes assessed on this Center during 1996 amounted to $749,000.

    The following table sets forth, as of September 30, 1997, scheduled lease expirations at the Riverhead Center, assuming that none of the tenants exercise renewal options:

                                                                                                          % OF GROSS
                                                                                                        ANNUALIZED BASE
                                                      NO. OF                ANNUALIZED   ANNUALIZED          RENT
                                                      LEASES        GLA      BASE RENT    BASE RENT     REPRESENTED BY
YEAR                                                 EXPIRING    (SQ. FT.)  PER SQ. FT.  (000'S) (1)    EXPIRING LEASES
--------------------------------------------------  -----------  ---------  -----------  -----------  -------------------
1998..............................................           1      10,000   $   16.00    $     160                2%
1999..............................................          23      85,860       18.96        1,628               18
2000..............................................           5      17,235       19.53          332                3
2001..............................................           9      37,150       20.54          763                8
2002..............................................          53     177,528       20.76        3,686               40
2003..............................................           4      16,800       19.58          329                3
2004..............................................          17      77,650       19.92        1,547               17
2005..............................................          --          --          --           --               --
2006..............................................          --          --          --           --               --
2007..............................................           7      77,500       11.05          856                9
                                                           ---   ---------  -----------  -----------             ---
Total.............................................         119     499,723   $   18.61    $   9,301              100%
                                                           ---   ---------  -----------  -----------             ---
                                                           ---   ---------  -----------  -----------             ---

------------------------

(1) Base rent is defined as the minimum payments due, excluding periodic contractual fixed increases.

                                   MANAGEMENT

    The following table sets forth certain information concerning the executive officers of the Company:

NAME                                                      AGE                            POSITION
----------------------------------------------------     -----     ----------------------------------------------------
Stanley K. Tanger...................................          74   Chairman of the Board of Directors and Chief
                                                                     Executive Officer
Steven B. Tanger....................................          48   Director, President and Chief Operating Officer
Rochelle G. Simpson.................................          58   Secretary and Senior Vice President-- Administration
                                                                     and Finance
Willard A. Chafin, Jr...............................          60   Senior Vice President--Leasing, Site Selection,
                                                                     Operations and Marketing
Frank C. Marchisello, Jr............................          39   Vice President--Chief Financial Officer
Joseph H. Nehmen....................................          48   Vice President--Operations
Virginia R. Summerell...............................          38   Treasurer and Assistant Secretary
C. Randy Warren, Jr.................................          33   Vice President--Leasing
Richard T. Parker...................................          48   Vice President--Development
Carrie A. Johnson...................................          34   Vice President--Marketing

    The following is a biographical summary of the experience of the executive officers of the Company:

    STANLEY K. TANGER. Mr. Tanger is the Chief Executive Officer and Chairman of the Board of Directors of the Company. He also served as President from inception of the Company to December 1994. Mr. Tanger opened one of the country's first outlet shopping centers in Burlington, North Carolina in 1981. Before entering the factory outlet center business, Mr. Tanger was President and Chief Executive Officer of his family's apparel manufacturing business, Tanger/Creighton, Inc., for 30 years.

    STEVEN B. TANGER. Mr. Tanger is a director of the Company and was named President and Chief Operating Officer effective January 1, 1995. Previously, Mr. Tanger served as Executive Vice President since joining the Company in 1986. He has been with Tanger-related companies for most of his professional career, having served as Executive Vice President of Tanger/Creighton for 10 years. He is responsible for all phases of project development, including site selection, land acquisition and development, leasing, marketing and overall management of existing outlet centers. Mr. Tanger is a graduate of the University of North Carolina at Chapel Hill and the Stanford University School of Business Executive Program. Mr. Tanger is the son of Stanley K. Tanger.

    ROCHELLE G. SIMPSON. Ms. Simpson was named Senior Vice President--Administration and Finance of the Company in October 1995. She is also the Secretary of the Company and previously served as Treasurer from May 1993 through May 1995. She entered the factory outlet center business in January 1981, in general management and as chief accountant for Stanley K. Tanger and later became Vice President--Administration and Finance of Tanger Properties. Ms. Simpson oversees the accounting and finance departments and has overall management responsibility for the Company's headquarters.

    WILLARD A. CHAFIN, JR. Mr. Chafin was named Senior Vice President--Leasing, Site Selection, Operations and Marketing of the Company in October 1995. He joined the Company in April 1990, and since has held various executive positions where his major responsibilities included supervising the Marketing, Leasing and Property Management Departments, and leading the Asset Management Team. Prior to joining the Company, Mr. Chafin was the Director of Store Development for the Sara Lee Corporation, where he spent 21 years. Before joining Sara Lee, Mr. Chafin was employed by Sears Roebuck & Co. for nine years in advertising/sales promotion, inventory control and merchandising.

    FRANK C. MARCHISELLO, JR. Mr. Marchisello was named Vice President--Chief Financial Officer of the Company in November 1994. Previously, he served as Chief Accounting Officer since joining the Company in January 1993 and Assistant Treasurer since February 1994. He was employed by Gilliam, Coble & Moser, certified public accountants, from 1981 to 1992, the last six years of which he was a partner of the firm in charge of various real estate clients. While at Gilliam, Coble & Moser, Mr. Marchisello worked directly with the Tangers since 1982. Mr. Marchisello is a graduate of the University of North Carolina at Chapel Hill and is a certified public accountant.

    JOSEPH H. NEHMEN. Mr. Nehmen joined the Company in September 1995 and was elected Vice President--Operations in October 1995. Mr. Nehmen has over 20 years experience in private business. Prior to joining Tanger, Mr. Nehmen was owner of Merchants Wholesaler, a privately held distribution company in St. Louis, Missouri. He is a graduate of Washington University. Mr. Nehmen is the son-in-law of Stanley K. Tanger.

    VIRGINIA R. SUMMERELL. Ms. Summerell was named Treasurer of the Company in May 1995 and Assistant Secretary in November 1994. Previously, she held the position of Director of Finance since joining the Company in August 1992, after nine years of service with NationsBank. Her major responsibilities include cash management and oversight of all project and corporate finance transactions. Ms. Summerell is a graduate of Davidson College and holds an MBA from the Babcock School at Wake Forest University.

    C. RANDY WARREN, JR. Mr. Warren is the Vice President--Leasing of the Company and joined the Company in November 1995. He was previously director of anchor leasing at Prime Retail, Inc., where he managed anchor tenant relations and negotiation on a national basis. Prior to that, he worked as a leasing executive for the company. Before entering the outlet industry, he was founder of Preston Partners, a development consulting firm in Baltimore, MD. Mr. Warren is a graduate of Towson State University and holds an MBA from Loyola College.

    RICHARD T. PARKER. Mr. Parker is the Vice President--Development and joined the Company in April 1996. Prior to joining Tanger, Mr. Parker was with The Mills Corp for nine years where he served as Vice President of Land Development responsible for organizing and planning the development, merchandising and sale of peripheral land surrounding 2 million-plus square foot super regional mall projects. Prior to joining The Mills Corp, Mr. Parker was employed by Marriott International for 6 years where he served as Director of Franchise Development. Mr. Parker is a graduate of Golden Gate University and a veteran of the United States Air Force.

    CARRIE A. JOHNSON. Ms. Johnson was named Vice President--Marketing in September 1996. Previously, she held the position of Assistant Vice President--Marketing since joining the Company in December 1995. Prior to joining Tanger, Ms. Johnson was with Prime Retail, Inc. for 4 years where she served as Regional Marketing Director responsible for coordinating and directing marketing for five outlet centers in the southeast region. Prior to joining Prime Retail, Inc., Ms. Johnson was Marketing Manager for North Hills, Inc. for five years and also served in the same role for the Edward J. DeBartolo Corp. for two years. Ms. Johnson is a graduate of East Carolina University.

                            DESCRIPTION OF THE NOTES

    The following description of the particular terms of the Notes offered hereby supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of Senior Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made. The following statements relating to the Notes and the Indenture are summaries of provisions contained therein and do not purport to be complete. Such statements are qualified by reference to the provisions of the Notes and the Indenture, including the definitions therein of certain terms. (Capitalized terms used but not defined herein shall have the meanings given to them in the accompanying Prospectus.)

GENERAL

    The Notes constitute a series of Senior Debt Securities (which are more fully described in the accompanying Prospectus) to be issued pursuant to an indenture, as amended, modified or supplemented (the "Indenture"), among the Operating Partnership, the Company and State Street Bank and Trust Company, as trustee (the "Trustee"), and will be limited to an aggregate principal amount of $75,000,000. The terms of the Notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Indenture Act").

    The Notes will be direct, unsecured obligations of the Operating Partnership and will rank pari passu with each other and with all other unsecured and unsubordinated indebtedness of the Operating Partnership from time to time outstanding. However, the Notes will be effectively subordinated to the prior claims of creditors under its mortgage notes and secured Credit Facilities. As of June 30, 1997, on a pro forma basis after giving effect to the use of proceeds from the Offering, the Operating Partnership would have had approximately $224.6 million of indebtedness outstanding, $74.6 million of which consists of indebtedness under its mortgage notes. See "Capitalization." Subject to certain limitations set forth in the Indenture, and as described under "-- Certain Covenants" below, in the accompanying Prospectus, the Operating Partnership may incur additional secured and unsecured indebtedness from time to time.

    The Notes will mature on October   , 200 (the "Maturity Date") and will not
be subject to redemption prior to the Maturity Date. The Notes will not be subject to any sinking fund. The Notes will be issued only in full registered, book-entry form without coupons, in denominations of $1,000 and integral multiples thereof, except under the limited circumstances described below under "-- Book-Entry System" below.

    Except as described under "-- Merger, Consolidation or Sale" and "-- Certain Covenants" below and under "Description of Debt Securities -- Merger, Consolidation or Sale" in the accompanying Prospectus, the Indenture does not contain any other provisions that would limit the ability of Operating Partnership to incur indebtedness or that would afford holders of the Notes protection in the event of (i) a highly leveraged or similar transaction involving the Operating Partnership, the Company as general partner of the Operating Partnership, or any Affiliate of either such party, (ii) a change of control, or (iii) a reorganization, restructuring, merger or similar transaction involving the Operating Partnership that may adversely affect the holders of the Notes. In addition, subject to the limitations set forth under "-- Merger, Consolidation or Sale" and "-- Certain Covenants" below or under "Description of Debt Securities -- Merger, Consolidation or Sale" and "-- Certain Covenants" in the accompanying Prospectus, the Operating Partnership may, in the future, enter into certain transactions such as the sale of all or substantially all of its assets or the merger or consolidation of the Operating Partnership that would increase the amount of the Operating Partnership's indebtedness or substantially reduce or eliminate the Operating Partnership's assets, which may have an adverse effect on the Operating Partnership's ability to service its indebtedness, including the Notes. The Operating Partnership and its management have no present intention of engaging in a highly leveraged or similar transaction involving the Operating Partnership.

TANGER FACTORY OUTLET CENTERS, INC.

    The Company will fully, unconditionally and irrevocably guarantee the due and punctual payment of principal of, and interest on, the Notes, when and as the same shall become due and payable, whether at maturity, by declaration of acceleration or otherwise.

PRINCIPAL AND INTEREST

    The Notes will bear interest at   % per annum from October   , 1997 or from
the immediately preceding Interest Payment Date (as defined below) to which interest has been paid or duly provided for, payable semi-annually in arrears on
each October   and April   , commencing April   , 1998 (each, an "Interest
Payment Date"), to the persons (the "Holders") in whose names the applicable Notes are registered in the security register applicable to the Notes at the close of business 15 calendar days prior to the applicable Interest Payment Date, regardless of whether such day is a Business Day, as defined below. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

    The principal of each Note payable on the Maturity Date will be paid against presentation and surrender of such Note at the corporate trust office of the Trustee, initially having an affiliate office at 61 Broadway, 15th Floor, New York, New York 10006, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

    If any Interest Payment Date or the Maturity Date falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or the Maturity Date, as the case may be, to the date of such payment on such next Business Day. "Business Day" means any day other than a Saturday, Sunday or other day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to be closed.

MERGER, CONSOLIDATION OR SALE

    In addition to the restrictions on merger, consolidation or sale contained in the accompanying Prospectus (see "Description of Debt Securities -- Merger, Consolidation or Sale"), the Operating Partnership will not consolidate with or merge with or into any corporation or partnership or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its assets to any other corporation or partnership unless, after giving pro forma effect to the consolidation, merger, sale, conveyance, transfer, lease or other disposition, the Operating Partnership or successor entity could incur at least $1.00 of Debt (other than intercompany Debt) in accordance with the Indenture covenants limiting the incurrence of Debt.

CERTAIN COVENANTS

    LIMITATIONS ON INCURRENCE OF DEBT. The Operating Partnership will not, and will not permit any Subsidiary to, incur any Debt, other than intercompany debt (representing Debt to which the only parties are the Company, the Operating Partnership and any of their Subsidiaries (but only so long as such Debt is held solely by any of the Company, the Operating Partnership and any Subsidiary) that is subordinate in right of payment to the Notes) if, immediately after giving effect to the incurrence of such additional Debt, the aggregate principal amount of all outstanding Debt of the Operating Partnership and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum of (i) the Operating Partnership's Total Assets as of the end of the calendar quarter covered in the Operating Partnership's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (ii) any increase in Total Assets from the end of such quarter including, without limitation, any increase in Total Assets resulting from the incurrence of such additional Debt (such increase together with the Operating Partnership's Total Assets shall be referred to as the "Adjusted Total Assets").

    In addition to any other limitations on the incurrence of Debt, the Operating Partnership will not permit any Restricted Subsidiary to incur any Debt, other than intercompany Debt.

    In addition to any other limitations on the incurrence of Debt, the Operating Partnership will not, and will not permit any Subsidiary to, incur any Secured Debt, whether owned at the date of the Indenture or thereafter acquired, if, immediately after giving effect to the incurrence of such additional Secured Debt, the aggregate principal amount of all outstanding Secured Debt of the Operating Partnership and its Subsidiaries on a consolidated basis is greater than 40% of the Operating Partnership's Adjusted Total Assets.

    In addition to any other limitations on the incurrence of Debt, the Operating Partnership will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service to the Annual Service Charge for the period consisting of the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 2.0 to 1, on a pro forma basis after giving effect to the incurrence of such Debt and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Debt and any other Debt incurred by the Operating Partnership or its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period, (ii) the repayment or retirement of any other Debt by the Operating Partnership or its Subsidiaries since the first day of such four-quarter period had been incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period), (iii) any income earned as a result of any increase in Adjusted Total Assets since the end of such four-quarter period had been earned, on an annualized basis, during such period, and (iv) in the case of any acquisition or disposition by the Operating Partnership or any Subsidiary of any asset or group of assets since the first day of such four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

    For purposes of the foregoing provisions regarding the limitations on the incurrence of Debt, Debt shall be deemed to be "incurred" by the Operating Partnership and its Subsidiaries on a consolidated basis whenever the Operating Partnership and its Subsidiaries on a consolidated basis shall create, assume, guarantee or otherwise become liable in respect thereof.

    LIMITATIONS ON DISTRIBUTIONS. The Operating Partnership will not make any distribution, by reduction of capital or otherwise (other than distributions payable in securities evidencing interests in the Operating Partnership's capital for the purpose of acquiring interests in real property or otherwise) unless, immediately after giving pro forma effect to such distribution, (a) no default under the Indenture or event of default under any mortgage, indenture or instrument under which there may be issued, or by which there may be secured or evidenced, any Debt of the Operating Partnership, the Company or any Subsidiary shall have occurred and be continuing, (b) the Operating Partnership could incur at least $1.00 of Debt (other than intercompany Debt) under the terms of the Indenture and (c) the aggregate sum of all distributions made after the date of the Indenture shall not exceed the sum of (i) 95% of the aggregate cumulative Funds From Operations of the Operating Partnership accrued on a cumulative basis from the date of the Indenture until the end of the last fiscal quarter prior to the contemplated payment, and (ii) the aggregate Net Cash Proceeds received by the Operating Partnership after the date of the Indenture from the issuance and sale of Capital Stock of the Operating Partnership or the Company to the extent such proceeds are contributed to the Operating Partnership; provided, however, that the foregoing limitation shall not apply to any distribution or other action which is necessary to maintain the Company's status as a REIT under the Code, if the aggregate principal amount of all outstanding Debt of the Company and the Operating Partnership on a consolidated basis at such time is less than 60% of Adjusted Total Assets.

    Notwithstanding the foregoing, the Operating Partnership will not be prohibited from making the payment of any distribution within 30 days of the declaration thereof if at such date of declaration such payment would have complied with the provisions of the immediately preceding paragraph.

    LIMITATION ON TRANSACTIONS WITH AFFILIATES. The Operating Partnership will not, and will not permit any Subsidiary to, directly or indirectly, enter into any transaction or series of transactions with an Affiliate unless (i) such transaction or series of transactions is on terms that are no less favorable than those available in an arm's-length transaction with unrelated third parties, (ii) with respect to any transaction, or series of transactions, with total consideration equal to or greater than $5.0 million, the Operating Partnership shall have delivered an officer's certificate certifying that such transaction, or series of transactions, complies with clause (i) above and such transaction, or series of transactions, has been approved by a majority of the Disinterested Directors, or in the case of transactions included in this clause
(ii) for which there are no Disinterested Directors, the Operating Partnership shall have obtained a written opinion from a nationally recognized investment banking, appraisal or other appropriate expert firm to the effect that such transaction, or series of transactions, is fair to the Operating Partnership or Subsidiary from a financial point of view and (iii) with respect to any transaction, or series of transactions, with total consideration in excess of $15.0 million, the Operating Partnership shall obtain a written opinion from a nationally recognized investment banking, appraisal or appropriate expert firm as described above.

    LIMITATION ON DIVIDENDS AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES. The Operating Partnership will not, and will not permit any Restricted Subsidiary to, create or allow to exist any encumbrance that would restrict the ability of a Restricted Subsidiary to (i) pay dividends on Capital Stock, (ii) pay Debt owed to the Operating Partnership or any Subsidiary, (iii) make loans or advances to the Operating Partnership or any Subsidiary, (iv) transfer any property or assets to the Operating Partnership or any Subsidiary, or (v) guarantee any Debt of the Operating Partnership or any Subsidiary.

    LIMITATION ON THE SALE OF CAPITAL STOCK OF RESTRICTED SUBSIDIARIES. The Operating Partnership will not permit any Restricted Subsidiary to issue any Capital Stock (other than to the Operating Partnership or a Restricted Subsidiary) and shall not permit any Person (other than the Operating Partnership or a Subsidiary) to own any Capital Stock of any Restricted Subsidiary; provided, however, that the foregoing shall not prohibit the issuance or sale of all, but not less than all, of the issued and outstanding Capital Stock of any Subsidiary owned by the Operating Partnership or any Subsidiary in accordance with the provisions of the Indenture.

    As used herein:

    "AFFILIATE" of any specified Person means (i) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or (ii) any other Person that owns, directly or indirectly, 10% or more of such specified Person's Voting Stock or any executive officer, director, manager or trustee of any such specified Person or other Person or, with respect to any natural person, any person having a relationship with such person by blood, marriage or adoption not more remote than first cousin. For the purposes of this definition, "control", when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

    "ANNUAL SERVICE CHARGE" as of any date means the amount which is expensed or capitalized in the immediately preceding four fiscal quarter period for interest on Debt, excluding amounts relating to the amortization of deferred financing costs.

    "CAPITAL STOCK" of any Person means any and all shares, interests, rights to purchase warrants, options, participations, rights in or other equivalents (however designated) of such Person's capital stock or other equity participations, including partnership interests, whether general or limited, in such Person, including any preferred stock, and any rights (other than debt securities convertible into capital stock), warrants or options exchangeable for or convertible into such capital stock, whether now outstanding or hereafter issued.

    "CONSOLIDATED INCOME AVAILABLE FOR DEBT SERVICE" for any period means Consolidated Net Income of the Operating Partnership and its Subsidiaries (i) plus amounts which have been deducted for (a) interest on Debt of the Operating Partnership and its Subsidiaries, (b) provision for taxes of the Operating Partnership and its Subsidiaries based on income, (c) amortization of debt discount, (d) depreciation and amortization, (e) the effect of any noncash charge resulting from a change in accounting principles in determining Consolidated Net Income for such period, (f) amortization of deferred charges and (g) provisions for or realized losses on properties and (ii) less amounts which have been included for gains on properties.

    "CONSOLIDATED NET INCOME" for any period means the amount of consolidated net income (or loss) of the Operating Partnership and its Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles.

    "DEBT" means any indebtedness, whether or not contingent, in respect of (i) borrowed money evidenced by bonds, notes, debentures or similar instruments,
(ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable or (iv) any lease of property which would be reflected on a consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles, in the case of items of indebtedness under (i) through (iii) above to the extent that any such items (other than letters of credit) would appear as a liability on a consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person.

    "DISINTERESTED DIRECTOR" means, with respect to any transaction or series of transactions which a majority of the Disinterested Directors of the Company are required to approve under the terms of the Indenture, a member of the Board of Directors who does not have any material direct or indirect financial interest in or with respect to such transaction or series of transactions.

    "FUNDS FROM OPERATIONS" ("FFO") for any period means the Consolidated Net Income of the Operating Partnership and its Subsidiaries for such period without giving effect to depreciation and amortization uniquely significant to real estate, gains or losses from extraordinary items, gains or losses on sales of real estate, gains or losses with respect to the disposition of investments in marketable securities and any provision/benefit for income taxes for such period, plus the allocable portion, based on the Operating Partnership's ownership interest, of funds from operations of unconsolidated joint ventures, all determined on a consistent basis.

    "NET CASH PROCEEDS" means the proceeds of any issuance or sale of Capital Stock or options, warrants or rights to purchase Capital Stock, in the form of cash or cash equivalents, including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed for, cash or cash equivalents (except to the extent that such obligations are financed or sold with recourse to the Operating Partnership or any Subsidiary), net of attorney's fees, accountant's fees and brokerage, consultation, underwriting and other fees and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

    "RESTRICTED SUBSIDIARY" means any Subsidiary of the Operating Partnership unless such Subsidiary is an Unrestricted Subsidiary or is designated as an Unrestricted Subsidiary pursuant to the terms of the Indenture.

    "SECURED DEBT" means any Debt secured by any mortgage, pledge, lien, charge, encumbrance or security interest of any kind upon any property of the Operating Partnership or any Subsidiary.

    "SUBSIDIARY" means any entity of which at the time of determination the Operating Partnership or one or more other Subsidiaries owns or controls, directly or indirectly, more than 50% of the shares of Voting Stock.

    "TOTAL ASSETS" as of any date means the sum of (i) Undepreciated Real Estate Assets and (ii) all other assets of the Operating Partnership and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles (but excluding intangibles and accounts receivables).

    "UNDEPRECIATED REAL ESTATE ASSETS" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Operating Partnership and its Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with generally accepted accounting principles.

    "UNRESTRICTED SUBSIDIARY" means (a) any Subsidiary that at the time of determination shall be an Unrestricted Subsidiary (as designated by the Board of Directors, as provided below) and (b) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary so long as (i) neither the Operating Partnership nor any Restricted Subsidiary is directly or indirectly liable for any Debt of such Subsidiary, (ii) no default with respect to any Debt of such Subsidiary would permit (upon notice, lapse of time or otherwise) any holder of any other Debt of the Operating Partnership or any other Subsidiary to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its stated maturity, (iii) neither the Operating Partnership nor any Restricted Subsidiary has a contract, agreement, arrangement, understanding or obligation of any kind, whether written or oral, with such Subsidiary other than those that might be obtained at the time from persons who are not Affiliates of the Operating Partnership and (iv) neither the Operating Partnership nor any Restricted Subsidiary has any obligation (1) to subscribe for additional shares of Capital Stock or other equity interest in such Subsidiary or (2) to maintain or preserve such Subsidiary's financial condition or to cause such Subsidiary to achieve certain levels of operating results. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a copy of the board resolutions giving effect to such designation. The Board of Directors may designate any Unrestricted Subsidiary as a Restricted Subsidiary if, immediately after giving effect to such designation, there would be no event of default under the Indenture, or any event that after notice or passage of time would be an event of default, and the Operating Partnership could incur $1.00 of additional Debt (other than intercompany Debt) in accordance with the Indenture covenants limiting the incurrence of Debt.

    "VOTING STOCK" means stock having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees (or persons performing similar functions), provided that stock that carries only the right to vote conditionally on the happening of an event shall not be considered Voting Stock.

    Reference is made to the section entitled "Description of Debt Securities -- Certain Covenants" in the accompanying Prospectus for a description of additional covenants applicable to the Notes. Compliance with the covenants described herein and such additional covenants with respect to the Notes generally may not be waived by the Board of Directors of the Company, as general partner of the Operating Partnership, or by the Trustee unless the Holders of at least a majority in principal amount of all outstanding Notes consent to such waiver; PROVIDED, HOWEVER, that the defeasance and covenant defeasance provisions of the Indenture described under "Description of Debt Securities -- Discharge, Defeasance and Covenant Defeasance" in the accompanying Prospectus will apply to the Notes, including with respect to the covenants described in this Prospectus Supplement.

BOOK-ENTRY SYSTEM

    The following are summaries of certain rules and operating procedures of DTC that affect the payment of principal and interest and transfers of interests in the Global Note. Upon issuance, the Notes will only be issued in the form of a Global Note which will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. Unless and until it is exchanged in whole or in part for Notes in certificated form under the limited circumstances described below, the Global Note may not be transferred except as a whole (i) by DTC to a nominee of DTC, (ii) by a nominee of DTC to DTC or another nominee of DTC or (iii) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

    Ownership of beneficial interests in the Global Note will be limited to persons that have accounts with DTC ("participants") or persons that may hold interests through participants. Upon the issuance of the Global Note, DTC will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Notes represented by the Global Note beneficially owned by such participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of such ownership interests will be affected only through, records maintained by DTC (with respect to interests of participants) and on the records of participants or by persons that hold interests through participants (with respect to beneficial interests of beneficial owners). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may limit or impair the ability to own, transfer or pledge beneficial interests in the Global Note.

    So long as DTC or its nominee is the registered owner of the Global Note, DTC or its nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by the Global Note for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the Global Note will not be entitled to have Notes represented by the Global Note registered in their names, will not receive or be entitled to receive physical delivery of such Notes in certificated form and will not be considered the registered owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in the Global Note must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Operating Partnership understands that under existing industry practices, if the Operating Partnership requests any action of Holders or if an owner of a beneficial interest in the Global Note desires to give or take any action that a Holder is entitled to give or take under the Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

    Principal and interest payments in respect of the Global Note will be made to DTC or its nominee, as the case may be, as the registered owner and Holder of the Global Note. None of the Operating Partnership, the Company, the Trustee or any other agent of the Operating Partnership, the Company, or the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership of interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Operating Partnership expects that DTC, upon receipt of any payment of principal or interest in respect of the Global Note, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the Global Note as shown on the records of DTC. The Operating Partnership also expects that payments by participants to owners of beneficial interests in the Global Note held through such participants will be governed by standing customer instructions and customary practice, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

    If DTC is at any time unwilling or unable to continue as depository for the Notes and the Operating Partnership fails to appoint a successor depository registered as a clearing agency under the Exchange Act within 90 days, the Operating Partnership will issue the Notes in certificated form in exchange for the Global Note. Any Notes issued in certificated form in exchange for the Global Note will be registered in such name or names, and will be issued in denominations of $1,000 and such integral multiples thereof, as DTC shall instruct the Trustee. It is expected that such instructions will be based upon directions received by DTC from participants with respect to ownership of beneficial interests in the Global Note.

    DTC has advised the Operating Partnership, the Company and the Underwriters of the following information regarding DTC. DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, including the Underwriters, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

SAME-DAY SETTLEMENT AND PAYMENT

    Settlement for the Notes will be made by the Underwriters in immediately available funds, and secondary market trading activity in the Notes will also settle in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Operating Partnership in immediately available funds.

                                  UNDERWRITING

    Subject to the terms and conditions contained in the terms agreement and the related underwriting agreement (collectively, the "Underwriting Agreement"), the Operating Partnership has agreed to sell to each of the Underwriters, and each Underwriter has severally agreed to purchase from the Operating Partnership, the respective principal amount of Notes set forth below opposite their names. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters are committed to purchase all of the Notes if any are purchased.

                                                                                   PRINCIPAL
                                                                                    AMOUNT
             UNDERWRITER                                                           OF NOTES
-------------------------------------------------------------------------------  -------------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated.........................................................
NationsBanc Montgomery Securities, Inc.........................................
                                                                                 -------------
          Total................................................................  $  75,000,000
                                                                                 -------------
                                                                                 -------------

    The Underwriters have advised the Operating Partnership that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at
such price less a concession not in excess of   % of the principal amount
thereof. The Underwriters may allow, and such dealers may reallow, a discount
not in excess of   % of principal amount to certain other dealers. After the
initial public offering, the public offering price, concession and discount may be changed.

    The Notes are a new issue of securities with no established trading market. The Operating Partnership does not intend to apply for listing of the Notes on a national securities exchange. The Operating Partnership has been advised by the Underwriters that the Underwriters intend to make a market in the Notes as permitted by applicable laws and regulations, but the Underwriters are not obligated to do so and may discontinue market-making at any time without notice. No assurance can be given as to the development of a secondary market for the Notes or the liquidity of such market if one develops.

    Until the distribution of the Notes is completed, rules of the Commission may limit the ability of the Underwriters to bid for and purchase the Notes. As an exception to these rules, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), as representative, will be permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

    If the Underwriters create a short position in the Notes in connection with the Offering, i.e., if they sell more of the Notes than are set forth on the cover page of this Prospectus Supplement, Merrill Lynch may reduce that short position by purchasing Notes in the open market.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

    Neither the Operating Partnership nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions decribed above may have on the prices of the Notes. In additon, neither the Operating Partnership nor the Underwriters make any representation that Merrill Lynch will engage in such transactions or that such transactions, once commenced, will be discounted without notice.

    The Operating Partnership and the Company have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

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    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE OPERATING PARTNERSHIP, THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR IN THE PROSPECTUS OR IN THE AFFAIRS OF THE OPERATING PARTNERSHIP OR THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                          PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.............................................   S-3
The Operating Partnership.................................................   S-7
Recent Developments.......................................................  S-13
Use of Proceeds...........................................................  S-14
Capitalization............................................................  S-14
Selected Consolidated Financial Data......................................  S-15
Business and Properties...................................................  S-17
Management................................................................  S-26
Description of the Notes..................................................  S-28
Underwriting..............................................................  S-36
                                PROSPECTUS
Available Information.....................................................     2
Incorporation of Certain Documents by Reference...........................     2
The Company and the Operating Partnership.................................     4
Risk Factors..............................................................     4
Use of Proceeds...........................................................     6
Description of Debt Securities............................................     7
Description of Common Shares..............................................    22
Description of Common Share Warrants......................................    24
Description of Preferred Shares...........................................    24
Description of Depositary Shares..........................................    33
Ratios of Earnings to Fixed Charges.......................................    36
Certain Federal Income Tax Considerations.................................    37
Plan of Distribution......................................................    44
Experts...................................................................    45
Legal Matters.............................................................    45

                                  $75,000,000

                               TANGER PROPERTIES
                              LIMITED PARTNERSHIP

                                 % NOTES DUE 200

                           UNCONDITIONALLY GUARANTEED
                                       BY
                                 TANGER FACTORY
                              OUTLET CENTERS, INC.

                                  ------------

                             PROSPECTUS SUPPLEMENT

                              -------------------

                              MERRILL LYNCH & CO.

                             NATIONSBANC MONTGOMERY

                                OCTOBER   , 1997

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